CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Miranda Gold Corp.

We have audited the consolidated balance sheets of Miranda Gold Corp. as at August 31, 2006 and 2005, and the consolidated statements of operations and deficit, and cash flows for the years ended August 31, 2006, 2005 and 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2006 and 2005, and the results of its operations and its cash flows for the years ended August 31, 2006, 2005 and 2004, in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“Morgan & Company”

December 12, 2006

Chartered Accountants

MIRANDA GOLD CORP.

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

	AUGUST 31
	2006	2005
ASSETS
Current
Cash and cash equivalents	$6,449,367	$3,102,849
Accounts receivable	30,118	31,883
Advances and prepaid expenses	64,629	96,828
	6,544,114	3,231,560
Investment (Note 3)	-	88,000
Equipment (Note 4)	107,280	120,205
Mineral Properties (Note 5 and Schedule 1)	324,694	421,985
Deferred Exploration Expenditures (Schedule 1)	450,965	361,249
	$7,427,053	$4,222,999
LIABILITIES
Current
Accounts payable and accrued liabilities	$89,157	$100,706
SHAREHOLDERS' EQUITY
Share Capital (Note 6)	15,528,015	10,493,824
Contributed Surplus (Note 6)	1,687,785	1,780,749
Deficit	(9,877,904)	(8,152,280)
	7,337,896	4,122,293
	$7,427,053	$4,222,999

Approved by the Board of Directors:

“Kenneth Cunningham”	“G. Ross McDonald”
Director	Director

See notes to consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Stated in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2006	2005	2004
Expenses
Amortization	$34,937	$27,597	$11,238
Consulting	107,473	163,423	83,623
Corporate finance services	-	-	14,675
Interest and foreign exchange	16,052	10,378	6,314
Insurance	40,122	-	-
Investor relations	104,836	118,940	159,011
Office rent, telephone, secretarial, sundry	237,555	190,971	169,381
Professional fees	102,758	77,644	31,625
Management fees	94,494	76,100	60,000
Property examination costs	109,641	126,044	15,713
Stock based compensation	715,415	894,800	801,439
Travel and business promotion	139,921	122,086	141,312
Transfer agent and regulatory fees	34,622	37,655	35,470
Wages and benefits	349,013	171,833	99,018
	2,086,839	2,017,471	1,628,819
Less: Interest income	(166,448)	(47,968)	(13,789)
Loss before the following	1,920,391	1,969,503	1,615,030
Loss on sale of mineral properties	-	-	595
Management fees earned	(2,092)	-	-
Mineral property option payments
received in excess of cost	(66,847)	(68,152)	(8,216)
Gain on sale of investment (Note 3)	(241,938)	-	-
Loss on disposal of equipment	420	-	-
Write off of equipment	4,693	-	-
Write off of abandoned mineral
properties and related exploration	110,997	36,571	440,646
Net loss for the year	1,725,624	1,937,922	2,048,055
Deficit, beginning of year	8,152,280	6,214,358	4,166,303
Deficit, end of year	$9,877,904	$8,152,280	$6,214,358
Basic and diluted loss per share	$(0.05)	$(0.08)	$(0.11)
Weighted average number of shares
outstanding	33,991,092	25,684,831	18,082,282

See notes to consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2006	2005	2004
Cash flows from operating activities
Net loss for year	$(1,725,624)	$(1,937,922)	$(2,048,055)
Amortization	34,937	27,597	11,238
Stock based compensation	715,415	894,800	801,439
Loss on sale equipment	420	-	-
Loss on sale of mineral properties	-	-	595
Mineral property option payments
received in excess of cost	(66,847)	(68,152)	(8,216)
Write-off of abandoned mineral
properties and related exploration
expenditures	110,997	36,571	440,646
Write-off of equipment	4,693	-	-
Gain on sale of investment	(241,938)	-	-
Change in non-cash working capital items:
Accounts receivable	1,765	(23,106)	(1,560)
Prepaid expenses	32,199	(59,821)	(9,766)
Accounts payable and accrued liabilities	(11,549)	53,998	22,406
	(1,145,532)	(1,076,035)	(791,273)
Cash flows from investing activities
Proceeds on sale of investment	329,938	-	-
Mineral property option payments received	226,663	189,237	135,395
Proceeds on sale of equipment	350	-	-
Proceeds on sale of mineral properties	-	-	121,195
Equipment purchases	(27,475)	(87,928)	(61,030)
Mineral property acquisitions	(56,771)	(291,331)	(162,149)
Exploration expenditures	(191,089)	(235,180)	(248,980)
	281,616	(425,202)	(215,569)
Cash flows from financing activities
Issue of share capital	4,258,494	3,073,110	2,328,210
Share issue costs	(48,060)	(80,142)	-
	4,210,434	2,992,968	2,328,210
Increase in cash and cash equivalents	3,346,518	1,491,731	1,321,368
Cash and cash equivalents,
beginning of year	3,102,849	1,611,118	289,750
Cash and cash equivalents, end of year	$6,449,367	$3,102,849	$1,611,118

See notes to consolidated financial statements

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Stated in Canadian Dollars)

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the year ended August 31, 2006, the Company issued 11,250 share purchase warrants with a fair value of $15,378 pursuant to the mineral property option agreement described in note 5 (c).

During the year ended August 31, 2006, the Company issued 60,000 share purchase warrants as finders fees with a value of $54,000 pursuant to a private placement described in note 6 (b)(2).

During the year ended August 31, 2005, the Company issued 40,000 share purchase warrants with a fair value of $18,300 pursuant to the mineral property option agreements described in Notes 5(b), 5(c) and 5(k).

During the year ended August 31, 2004, the Company issued 215,000 share purchase warrants with a fair value of $70,020 pursuant to mineral property option agreements.

During the year ended August 31, 2004, the Company received 2,750,000 common shares with a fair value of $88,000 pursuant to a mineral property sale and option agreement.  During the year ended August 31, 2005, the shares were split three for one, increasing the Company’s shares held to 8,250,000.

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

1.

NATURE OF OPERATIONS

Miranda Gold Corp. (the “Company”) is incorporated in British Columbia, Canada, and is in the business of acquiring and exploring mineral properties in the state of Nevada, U.S.A. and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts spent for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date the Company has not earned significant revenues and is considered a company in the development stage. Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

As at August 31, 2006, the Company had an accumulated deficit of $9,877,904 and working capital of $6,454,957.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)

Consolidation

These financial statements include the accounts of the Company and its wholly owned U.S. subsidiary, Miranda U.S.A., Inc. Its wholly owned Mexican subsidiary, Minas Miranda S.A. de C.V. is dormant.

b)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported.  Actual results could differ from these estimates.  Significant estimates and assumptions include those related to the recoverability of mineral properties and deferred exploration expenditures, estimated useful lives of capital assets, determination as to whether costs are expensed or deferred, asset retirement obligations and stock based compensation valuations.

c)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short term deposits with maturities of no more than ninety days when acquired.

i

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

d)

Equipment

Equipment is recorded at cost and is amortized over the economic lives using the declining balance method using the following rates:

Computer equipment	30%
Field equipment	25%
Furniture and fixtures	20%

e)

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities.

Unless otherwise noted, it is management’s opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

f)

Mineral Properties and Related Deferred Exploration Expenditures

Mineral property acquisition costs and related exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.  These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the agreement.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded upon payment.

Option payments received are treated as a reduction of the carrying value of the related deferred costs until the Company’s costs are recovered.  Option payments received in excess of costs incurred are credited to revenue.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value.  Administrative expenditures are expensed in the year incurred.  Where a property interest is not acquired, property investigation costs are expensed as incurred.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs.  Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)

Income Taxes

Income taxes are calculated using the asset and liability method of accounting.  Under this method current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are determined based on temporary differences between the tax basis of an asset or liability and its carrying amount on the balance sheet and on unclaimed losses carried forward.  Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.  A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

h)

Loss Per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares issued and outstanding during the year.  Diluted loss per share is calculated using the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.  Basic and diluted loss per share are equal for the years ended August 31, 2006, 2005 and 2004 as outstanding stock options and warrants were all anti-dilutive.

i)

Investments

The Company records portfolio investments at cost.  The cost of portfolio investments is written down to market value when a decline in value is other than temporary.

j)

Foreign Currency Translation

Transactions recorded in United States dollars and Mexican new pesos have been translated into Canadian dollars using the Temporal Method as follows:

i)

monetary items at the rate prevailing at the balance sheet date;

ii)

non-monetary items at the historical exchange rate;

iii)

revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

k)

Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

l)

Stock Based Compensation

The Company’s Stock Option Plan provides for granting of stock options to directors, officers and employees.  The Company’s stock compensation expense is based on the fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model.  Compensation costs are expensed over vesting periods with a corresponding increase to contributed surplus.  Upon exercise of the stock options consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

m)

Variable Interest Entities

The Canadian Institute of Chartered Accountants issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, to provide accounting guidance related to variable interest entities (“VIE’s”) and indicates that they are required to be consolidated by the Company (primary beneficiary).  The Company adopted the Guideline effective September 1, 2005 and has determined that it has no VIE’s.

3.

INVESTMENT

	August 31, 2006	August 31, 2005
The Company sold all of its common shares (August 31, 2005 - 8,250,000) of Gulf Coast Oil & Gas (formerly Otish Mountain Diamond Company).	$-	$88,000
250,000 common shares (August 31, 2005 – 250,000) of Golden Aria Corp. (a reporting U.S. company) (Note 5 (f)). No value was ascribed to these shares on receipt as there was no basis for determining fair value at that time. (Market value not available.)	-	-
	$-	$88,000

4.

EQUIPMENT

	August 31, 2006			August 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Computer equipment	$44,662	$22,605	$22,057	$27,495
Furniture and fixtures	10,845	3,544	7,301	8,299
Field equipment	124,035	46,113	77,922	84,411

	$179,542	$72,262	$107,280	$120,205

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

5.

MINERAL PROPERTIES

a)

Sampson Property, Lyon County, Nevada

The Sampson property, consisting of two lode mining claims, was acquired by the Company on May 13, 2004 under a mining lease and option to purchase agreement. The Company has not conducted any exploration work on the claims and on May 8, 2006 the Company terminated the option agreement and wrote off $1,730 in acquisition and exploration costs in the current fiscal year.

b)

Troy Property, Nye Country, Nevada

On January 23, 2003 (amended May 28, 2003) the Company entered into an option agreement to earn a 100% in the Troy mineral property for consideration payable in stages.  The Company was unsuccessful in finding a partner to joint venture the project and terminated the option agreement and wrote off $65,953 in acquisition and exploration costs in the current fiscal year.

c)

Redlich Property, Esmeralda County, Nevada

On January 23, 2003 (amended April 9, 2003, May 28, 2003 and December 9, 2003) the Company entered into an option agreement to acquire the Redlich property on completion of the following payment schedule.  The owner retained a 3% Net Smelter Return (NSR) royalty. Upon completion of a “bankable feasibility” study, the Company has the option to buy two percentage points of the NSR for USD$1,000,000 per percentage point.

Option Due Dates	Cash consideration to be paid to Optionor USD	Two year share purchase warrants to be issued to Optionor	Exploration Expenditures USD
Prior to August 31, 2005 (paid, issued and incurred)	9,750	30,000 @ Cdn$0.40	22,500
January 23, 2006 (paid and issued and incurred)	4,500	11,250 @ Cdn$0.45	22,500
January 23, 2007	7,500	11,250 @ Cdn$0.50	22,500
January 23, 2008	11,250	15,000 @ Cdn$0.55	30,000
Total consideration	33,000	67,500	97,500

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

5.

MINERAL PROPERTIES (continued)

c)

Redlich Property, Esmeralda County, Nevada (continued)

On March 4, 2004 the Company entered into an exploration agreement with an option to form a joint venture with Newcrest Resources Inc. (“Newcrest”).  Newcrest will earn a 65% interest in the Redlich Property by paying the Company USD$165,000 and completing work commitments of USD$575,000, payable in stages to January 23, 2008, with a minimum work commitment of USD$200,000 per year thereafter until USD$1.8 million has been expended by 2012.  A joint venture will be formed upon completion of the earn-in commitments and on completion of a pre-feasibility study.  An additional 10% interest can be earned by completing a positive feasibility study, and up to an 80% interest, at the Company’s election, by providing half of the Company’s portion of the development costs.  Newcrest expenditures include payment of the underlying option payments as they become due.

Option Due Dates	Cash consideration to be paid to the Company USD	Exploration Expenditures USD
Prior to August 31, 2005 (received and incurred)	75,000	75,000
January 23, 2006 (incurred)	-	150,000
March 4, 2006 (received)	30,000	-
January 23, 2007	-	150,000
March 4, 2007	30,000	-
January 23, 2008	-	200,000
March 4, 2008	30,000	-
Total	165,000	575,000

d)

Red Canyon Property, Eureka County, Nevada

On November 18, 2003 the Company entered into a 20-year mining lease for the Red Canyon property with a $1,000 purchase option on completion of the following payments and share purchase warrant issues.  The owner retains a Net Smelter Return (NSR) royalty of 3% if the price of gold is below USD$300 per ounce; 4% if the price of gold is between USD$300 and USD$400 per ounce; and 5% if the price of gold is over USD$400 per ounce. Upon completion of a “bankable feasibility” study the Company has the option to buy two percentage points of the NSR for USD$1,000,000 per percentage point.

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

5.

MINERAL PROPERTIES (continued)

d)

Red Canyon Property, Eureka County, Nevada (continued)

Mining Lease Due Dates	Cash consideration to be paid to Optionor USD	Two year share purchase warrants to be issued to Optionor
Prior to August 31, 2005 (paid and issued)	25,000	75,000 @Cdn$0.37
November 18, 2005 (paid)	35,000
November 18, 2006 (paid)	40,000	-
November 18, 2007	50,000	-
November 18, 2008	50,000	-
November 18, 2009 to 2012 at $75,000 per year	300,000	-
November 18, 2013 to 2023 at $100,000 per year (subject to inflation adjustment beginning in 2019)	1,100,000	-
Total consideration	1,600,000	75,000

On October 13, 2004, the Company entered into an exploration agreement with an option to form a joint venture with Newmont Mining Corporation (“Newmont”). Newmont paid the Company USD$30,000 at the time of signing the agreement and Newmont incurred USD$454,603 in exploration expenditures prior to terminating the option on April 10, 2006.

On July 12, 2006 the Company entered into a letter agreement with Romarco Minerals Inc. (“Romarco”).  A definitive agreement was signed October 12, 2006. Romarco may earn a 60% joint venture interest by completing the following project work and underlying property lease and maintenance expenditures and delivering 250,000 common shares of Romarco, subject to regulatory approval.

Romarco may earn an additional 10% interest in the project (for a total of 70% interest) by the completion of a bankable feasibility study within 5 years from its initial earn-in on the Red Canyon project, subject to minimum expenditures of USD$1 million per year for the first two years and USD$2 million or more for the remaining three years.  If Romarco does not elect to complete a feasibility study, then to retain its interest and earn an additional 10% interest, Romarco shall expend a minimum of USD$1 million each year until it has incurred additional expenditures in the cumulative amount of USD$20 million upon completion of which Romarco’s interest will be 70% and the Company’s 30%.  If Romarco does not expend the required USD$1 million annually it shall be deemed to have elected to withdraw from the joint venture, the joint venture will be terminated and the property shall revert to the Company without Romarco retaining any interest.  Romarco’s expenditures include payment of the underlying option payments as they become due.

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

5.

MINERAL PROPERTIES (continued)

d)

Red Canyon Property, Eureka County, Nevada (continued)

Option Due Dates	Stock consideration to be delivered to the Company	Exploration Expenditures USD
July 12, 2007 – obligation – timing subject to drill permitting and drill rig availability	250,000 shares of Romarco	400,000
July 12, 2008		500,000
July 12, 2009		600,000
July 12, 2010		750,000
July 12, 2011		750,000
Total		3,000,000

e)

BPV & CONO Properties, Eureka Country, Nevada

On May 27, 2004, the Company entered into two 20-year mining leases for the BPV and CONO properties, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration.

Mining Lease Due Dates	Cash consideration to be paid to Lessor for BPV Lease USD	Cash consideration to be paid to Lessor for CONO lease USD
Prior to August 31, 2005 (paid)	12,500	12,500
May 27, 2006 (paid)	6,250	6,250
May 27, 2007 and 2008 - $10,000 each year	20,000	20,000
May 27, 2009	12,500	12,500
May 27, 2010	15,000	15,000
May 27, 2011 and 2012 - $30,000 each year	60,000	60,000
May 27, 2013 and 2014 - $40,000 each year	80,000	80,000
May 27, 2015 $50,000 and each year thereafter to be adjusted for inflation	500,000	500,000
Total	706,250	706,250

On February 4, 2005 the Company entered into an exploration agreement with an option to form a joint venture with Agnico-Eagle (USA) Ltd (“Agnico”).  Agnico could have earned a 60% interest in its BPV and CONO properties on paying the Company a total of USD$355,000 (USD$55,000 received) and on expending USD$1,500,000 (incurred at least USD$50,000) within five years. Agnico terminated the option effective November 30, 2006 and the Company may seek a new funding partner or terminate the lease prior to May 27, 2007.

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

5.

MINERAL PROPERTIES (continued)

f)

Coal Canyon Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Coal Canyon property, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration.

Mining Lease Due Dates	Cash consideration to be paid to Optionor USD
Prior to August 31, 2005 (paid)	12,500
May 27, 2006 (paid)	6,250
May 27, 2007 and 2008 - $10,000 each year	20,000
May 27, 2009	12,500
May 27, 2010	15,000
May 27, 2011 and 2012 - $30,000 each year	60,000
May 27, 2013 and 2014 - $40,000 each year	80,000
May 27, 2015 $50,000 and each year thereafter to be adjusted for inflation	500,000
Total	706,250

On April 6, 2005 (amended April 8, 2005) the Company entered into an exploration agreement with an option to form a joint venture with Golden Aria Corp. (“Golden Aria”). Golden Aria will earn a 60% interest in the Coal Canyon Property by making the following payments and assumption of the mining lease payments.  Golden Aria can earn an additional 10% interest by completing a bankable feasibility study.  A joint venture will be formed upon completion of the earn-in period.

Option Due Dates	Cash consideration to be paid to the Company USD	Common Shares of Golden Aria issued to the Company	Exploration Expenditures USD
Prior to August 31, 2005 (received)	15,000	-	-
December 31, 2005 (incurred)	-	-	50,000
March 25, 2006 (received)	25,000	250,000	-
December 31, 2006	-	-	100,000
March 25, 2007	25,000	-	-
December 31, 2007	-	-	300,000
March 25, 2008	35,000	-	-
December 31, 2008	-	-	550,000
March 25, 2009	100,000	-	-
Total consideration	200,000	250,000	1,000,000

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

5.

MINERAL PROPERTIES (continued)

g)

Red Hill Property, Eureka County, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for the Red Hill property, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for the following consideration.

Mining Lease Due Dates	Cash consideration to be paid to Lessor USD
Prior to August 31, 2005 (paid)	18,750
May 27, 2006 (paid)	12,500
May 27, 2007 and 2008 - $20,000 each year	40,000
May 27, 2009	25,000
May 27, 2010	30,000
May 27, 2011 and 2012 - $40,000 each year	80,000
May 27, 2013 and 2014 - $50,000 each year	100,000
May 27, 2015 $60,000 and each year thereafter to be adjusted for inflation	600,000
Total	906,250

On October 27, 2004 (amended November 17, 2005 and April 25, 2006) the Company entered into an exploration agreement with an option to form a joint venture with Barrick Gold Corporation (formerly Placer Dome US Inc) (“Barrick”).  Barrick will earn a 60% joint venture interest in its Red Hill Property on completion of the following payments to the Company and expenditures on the property. Thereafter, Barrick can earn an additional 10% interest by completing a bankable feasibility study within five years.  A joint venture will be formed upon completion of the earn-in period.  After completion of the feasibility study, the Company can request that Barrick arrange the Company’s share of project financing, in which case Barrick will earn an additional 5% interest (for a total 75% interest) in the project, and will recover the Company’s share of this financing from 60% of the Company’s share of net cash flow from operations on the property.  Barrick’s expenditures include payment of half of the underlying lease payments as they become due.

Option Due Dates	Cash consideration to be paid to the Company USD	Exploration Expenditures USD
Prior to August 31, 2005 (received)	40,000	-
October 27, 2005 (received)/(incurred)	25,000	100,000
October 27, 2006 (received)/(incurred)	25,000	87,500
October 27, 2007	100,000	250,000
October 27, 2008	150,000	325,000
October 27, 2009	200,000	1,237,500
Total	540,000	2,000,000

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

5.

MINERAL PROPERTIES (continued)

h)

Fuse Property, Eureka County, Nevada

During the year ended August 31, 2004 the Company staked the Fuse East and West claim group. On September 28 and November 15, 2005 (amended April 25, 2006), the Company entered into exploration agreements with an option to form a joint venture with Barrick.

Barrick can earn a 60% interest in its Fuse East and Fuse West Properties on completion of the following payments to the Company and expenditures on the properties.  An additional 10% interest can be earned by completing a feasibility study within three years of earning the 60% interest and incurring work expenditures of USD$247,500 and USD$22,500 respectively for each property annually.  An additional 5% can be earned by arranging financing for the Company’s share of mine development.  The joint venture will be formed upon completion of the earn-in period.  The option agreement has a minimum duration of two years and a minimum expenditure level within the two years.

Option Due Dates	Cash consideration to be paid to the Company USD	Exploration Expenditures USD	Cash consideration to be paid to the Company USD	Exploration Expenditures USD
	Fuse East		Fuse West
Prior to August 31, 2005	30,000	-	3,000	-
September 28, 2006 (received)	27,000	-	-	-
November 15, 2006 (received)	-	-	3,000	-
September 28, 2007 (obligation)	36,000	175,000	-	-
November 15, 2007	-	-	4,000	-
September 28, 2008	45,000	200,000	-	-
November 15, 2008	-	-	5,000	-
September 28, 2009	45,000	402,500	-	-
November 15, 2009	-	-	5,000	-
September 28, 2010	67,500	1,000,000	-	-
November 15, 2010	-	-	7,500	197,500
Total consideration	250,500	1,777,500	27,500	197,500

i)

JDW Property, Eureka County, Nevada

During the year ended August 31, 2004, the Company staked certain mining claims in Nevada.

The Company allowed the claims to lapse and wrote off $43,314 in acquisition and exploration   costs in the current fiscal year.

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

5.

MINERAL PROPERTIES (continued)

j)

ETTU Property, Eureka County, Nevada

In June, 2004, the Company staked claims in Kobeh Valley called the ETTU claims on the south end of the Eureka – Battle Mountain (Cortez) Gold Trend.

k)

Horse Mountain Property, Lander County, Nevada

On November 23, 2004, the Company entered into a 20-year mining lease for the Horse Mountain claims for the following consideration.  The Lessor retained a production royalty of 3.5%.

Mining Lease Due Dates	Minimum Advance Royalties payable to Lessor USD	Two year share purchase warrants to be issued to Lessor	Minimum linear feet of drilling
Prior to August 31, 2005 (paid and issued)	30,000	25,000 @ Cdn$0.70
November 23, 2005 (paid)	30,000	-
November 23, 2006 (paid and met)	30,000	-	3,000 feet
November 23, 2007 and 2008 $40,000	80,000	-	1,500 feet per year
November 23, 2009 and 2010 $50,000 each year	100,000	-	1,500 feet
November 23, 2011	70,000	-
November 23, 2012	80,000	-
November 23, 2013 + each year thereafter adjusted for inflation	1,200,000	-

Total consideration	1,620,000	25,000

On September 2, 2005 the Company entered into an exploration agreement with an option to form a joint venture with Barrick Gold Exploration Inc. (“Barrick”).  Barrick will earn a 60% joint venture interest in the Company’s Horse Mountain property by completing the following expenditures. Barrick can earn an additional 10% interest by incurring minimum annual expenditures of no less than USD$1 million per year, with an additional 1% earned for each USD$600,000 expended up to 2015 (70% interest earned for a total of USD$8,000,000 spent).  Barrick can earn an additional 5% by arranging or providing post-feasibility financing for the Company’s share of development of the project.  A joint venture will be formed upon completion of the earn-in period.  Barrick’s expenditures include payment of the underlying lease payments as they become due.

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

5.

MINERAL PROPERTIES (continued)

k)

Horse Mountain Property, Lander County, Nevada (continued)

Option Due Dates	Cash consideration to be paid to the Company USD	Exploration Expenditures USD
September 2, 2005 (received)	30,000	-
December 31, 2006 (obligation) – including 3,000 feet drilling	-	300,000
January 1, 2007	30,000	-
December 31, 2007	-	400,000
January 1, 2008	30,000	-
December 31, 2008	-	600,000
January 1, 2009	20,000	-
December 31, 2009	-	700,000
Total	110,000	2,000,000

l)

Dame Property, Eureka County, Nevada

In February 2005, the Company staked claims (9.7 square miles) in Kobeh Valley on the south end of the Battle Mountain-Eureka Trend.

m)

Iron Point Property, Humboldt Country, Nevada

In February 2005, the Company staked the "AB OVO" claims in the Iron Point District. During September and October 2005 the Company staked the “JTK” claims and “IP” claims to expand the Iron Point project area.

On June 3, 2005, the Company entered into a 20-year mining lease and option to purchase for 28 mining claims, with a sliding production royalty between 2.5% to 3.5% depending on the price of gold, for advance minimum royalty payments to be completed on the following schedule. These claims can be purchased outright for cash consideration between USD$1 million to USD$2 million depending on the price of gold anytime up to June 3, 2015.

Mining Lease Due dates	Advance minimum royalty payments to Lessor USD
Prior to August 31, 2005 (paid)	7,000
June 3, 2006 (paid)	10,000
June 3, 2007	10,000
June 3, 2008	15,000
June 3, 2009	20,000
June 3, 2010 $25,000 and each year thereafter	400,000
Total	462,000

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

5.

MINERAL PROPERTIES (continued)

m)

Iron Point Property, Humboldt Country, Nevada (continued)

On November 22, 2006 the Company signed a binding Letter of Intent with White Bear Resources, Inc. (“White Bear”) whereby White Bear may earn a 60% interest by paying the Company USD$20,000 (received) and by expending USD$2,500,000 over five years.  White Bear may then elect to earn an additional 10% interest by funding a Bankable Feasibility Study or by expending an additional USD$10,000,000.  A work expenditure of USD$100,000 in the first year and USD$200,000 in the second year are obligations with following year work expenditures optional and escalating in the following three years.  Upon receipt of regulatory approval and execution of definitive documentation White Bear shall issue the Company 100,000 common shares in the capital of White Bear with a second issue of 100,000 common shares due upon the first anniversary date of the agreement.

n)

Angel Wing Property, Elko County, Nevada

In September 2005, the Company staked claims on northern projections of the veins system at Angel Wing.

On October 27, 2005 the Company entered into a 20 year mining lease for 30 mining claims from a private party with a sliding production royalty between 2% to 4% depending on the price of gold, for advance minimum royalty payments to be completed on the following schedule.

Mining Lease Due dates	Advance minimum royalty payments to Lessor USD
Prior to August 31, 2005 (paid)	35,000
October 27, 2006 (paid)	35,000
October 27, 2007	40,000
October 27, 2008	45,000
October 27, 2009	55,000
October 27, 2010	65,000
October 27, 2011	75,000
October 27, 2012 $85,000 and each year thereafter	1,190,000
Total	1,540,000

o)

PPM, Humboldt County, Nevada

In September 2005 the Company staked mining claims known as the PPM Property located on the north end of the Battle Mountain-Eureka Trend.

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

6.

SHARE CAPITAL

a)

Authorized:  An unlimited number of common shares without par value.

b)

Issued and Outstanding

	Number of Shares	Share Capital	Contributed Surplus
Outstanding, August 31, 2004	22,169,260	$7,429,182	$939,323
Private placement of shares (net of $80,142 issue costs) (1)	2,900,000	1,949,858	-
Exercise of options – cash	164,000	39,660	-
Exercise of options – stock option valuation	-	71,674	(71,674)
Exercise of warrants – cash	3,535,500	1,003,450	-
Fair value vested stock options granted	-	-	894,800
Fair value share purchase warrants issued for properties	-	-	18,300
Outstanding, August 31, 2005	28,768,760	10,493,824	1,780,749
Private placement of shares (net of $102,060 issue costs) (2)	2,060,000	1,751,940	-
Exercise of options – cash	2,348,500	1,224,844	-
Exercise of options – stock option valuation	-	788,770	(788,770)
Exercise of warrants – cash	3,089,250	1,233,650	-
Exercise of warrants – stock option valuation	-	34,987	(34,987)
Fair value vested stock options granted	-	-	715,415
Fair value share purchase warrants issued for properties	-	-	15,378
Outstanding, August 31, 2006	36,266,510	$15,528,015	$1,687,785

(1)

During the year ended August 31, 2005, the Company completed a private placement of 2,900,000 units at $0.70 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.90 per share for a two year period. In addition, a cash payment of $80,142 was paid as commission on the private placement.

(2)

On October 17, 2005 the Company completed a non-brokered private placement of 2,000,000 units at a price of $0.90 per unit, for gross proceeds of $1,800,000. Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

6.

SHARE CAPITAL(continued)

b)

Issued and Outstanding (continued)

Each whole warrant is exercisable to purchase an additional common share at $1.15 per share until October 4, 2007.  In addition a cash payment of $48,060 was made and an additional 60,000 units, valued at $54,000, were issued as finder’s fees pursuant to the private placement on the same terms as the private placement.

c)

Stock Options Outstanding

As at August 31, 2006, stock options were outstanding for the purchase of common shares as follows:

Number of shares	Price per share	Exercisable	Expiry Date
10,000	$0.14	10,000	December 14, 2006
250,000	$0.23	250,000	November 7, 2008
55,000	$0.27	55,000	June 18, 2008
615,000	$0.53	615,000	February 9, 2009
1,343,750	$0.71	1,018,750	February 17, 2010
18,750	$0.71	-	April 20, 2010
80,000	$1.18	32,500	October 18, 2010
125,000	$2.07	62,500	February 1, 2011
50,000	$1.70	12,500	May 31, 2011
2,025,000	$1.92	506,250	April 17, 2011
200,000	$1.64	50,000	August 8, 2011
4,772,500		2,612,500

A summary of the changes in stock options for the previous two years ended August 31 is presented below:

	Shares	Weighted Average Exercise Price $
Outstanding, August 31, 2004	2,740,000	0.42
Granted	2,050,000	0.71
Exercised	(164,000)	(0.24)
Outstanding, August 31, 2005	4,626,000	0.60
Granted	2,495,000	1.87
Exercised	(2,348,500)	(0.52)
Outstanding, August 31, 2006	4,772,500	1.26

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

6.

SHARE CAPITAL(continued)

d)

Stock Based Compensation

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of not more than 7,034,302 options to acquire common shares to its directors, officers, employees and consultants.  Options granted vest as to 25% immediately and 25% each six months thereafter.  During the year ended August 31, 2006, the Company recorded $715,415 in stock based compensation for options vested during the year (2005 - $894,800).

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005
Risk free interest rate	4.05%	2.9%
Expected life	3 years	3 years
Expected volatility	84%	98%
Expected dividend yield	0%	0%
Weighted average of fair value of options granted	$1.06	$0.44

e)

Warrants

As at August 31, 2006, share purchase warrants were outstanding for the purchase of common shares as follows:

Number of Shares	Price per Share	Expiry Date
25,000	$0.70	November 23, 2006
2,092,000	$0.90	February 10, 2007
1,030,000	$1.15	October 4, 2007
11,250	$0.45	January 23, 2008
3,158,250

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

6.

SHARE CAPITAL (continued)

e)

Warrants (continued)

A summary of the changes in share purchase warrants for the previous two years ended August 31 is presented below:

	Shares	Weighted Average Exercise Price $
Outstanding, August 31, 2004	6,136,750
Issued	2,940,000	0.90
Exercised	(3,535,500)	(0.28)
Expired	(210,000)	(0.26)
Outstanding, August 31, 2005	5,331,250	0.60
Issued	1,041,250	1.14
Exercised	(3,089,250)	(0.40)
Expired	(125,000)	(0.82)
Outstanding, August 31, 2006	3,158,250	0.98

7.

COMMITMENTS

The Company has a service lease agreement for its corporate office for a one year period ending June 30, 2007 at the rate of $1,615 per month.

The Company rents its Elko office on a month to month basis at the rate of USD$1,100 per month.

8.

RELATED PARTY TRANSACTIONS

a)

During the year ended August 31, 2006, the Company paid $71,500 (2005 - $76,100; 2004 - $60,000) to a company controlled by a common director for management of the Company’s affairs. During the same period the Company paid an additional $32,994 (2005 - $Nil) for services related to helping arrange for the sale of investment stock held for sale by the Company.

b)

During the year ended August 31, 2006, the Company paid $127,700 (2005 - $84,374; 2004 - $128,321) to directors or companies controlled by common directors for rent, telephone, secretarial, website, internet and office services.

c)

During the year ended August 31, 2006, the Company paid $38,500 (2005 - $nil; 2004 - $nil) to a company controlled by a common officer pursuant to a contract for professional fees.

d)

A director and officer of the Company holds a 10% interest in the properties described in Note 5(e), 5(f) and 5(g).

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

9.

INCOME TAXES

The Company is subject to income taxes on its unconsolidated financial statements in Canada and the USA. The consolidated provision for income taxes varies from the amount that would be computed from applying the combined federal, provincial and US income tax rates to the net loss before income taxes as follows:

	2006	2005

Combined statutory tax rate	34%	35%

Computed tax recovery	$(590,000)	$(678,000)
Changes in temporary differences	49,000	(26,000)
Unrecognized items for tax purposes	202,000	313,000
Benefit resulting from reductions in tax rates	30,000	62,000
Benefit of income tax losses not recognized	309,000	329,000

	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2006	2005

Capital assets	$24,000	$14,000
Exploration and development deductions	283,000	244,000
Non-capital losses carried forward	1,336,000	1,089,000
Other temporary differences	30,000	25,000
	1,673,000	1,372,000
Valuation allowance	(1,673,000)	(1,372,000)

	$-	$-

As at August 31, 2006, the Company has available losses for income tax purposes in Canada of approximately $2,488,000 and in the USA of approximately US$1,167,000 which may be carried forward and applied against future taxable income when earned.

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

9.

INCOME TAXES (continued)

These losses expire as follows:

	CANADA	USA
	CDN$	US$
2007	$134,000	$-
2008	168,000	-
2009	279,000	-
2010	414,000	-
2014	794,000	-
2015	199,000	-
2016	500,000
2025	-	743,000
2026	-	424,000

	$2,488,000	$1,167,000

Canadian and foreign exploration resource deductions may be used against certain taxable income without expiry provided there has been no change in the control of the Company.  As at August 31, 2006, the available resource deductions amounted to approximately $886,000.  USA exploration resource deductions are amortized over a 10 year period. As at August 31, 2006, the available resource deductions amounted to approximately $694,000.

10.

SUBSEQUENT EVENTS

From the period September 1, 2006 to December 12, 2006 the Company issued 278,750 common shares pursuant to the exercise of stock options for gross proceeds of $72,213 and 25,000 common shares pursuant to the exercise of share purchase warrants for gross proceeds of $17,500.

11. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).  The major differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

	2006	2005	2004
Net loss in accordance with Canadian GAAP	$(1,725,624)	$(1,937,922)	$(2,048,055)
Deduct:
Mineral property costs capitalized in the year and not written-down	(70,419)	(309,631)	(182,211)
Deferred exploration expenditures capitalized in the year and not written-down	(189,308)	(230,301)	(196,135)

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

Add:
Mineral property option payments received and credited against capitalized acquisition cost	159,816	121,085	59,143
Mineral property costs written off in the period that would have been expensed in a prior period	44,769	24,505	280,242
Deferred exploration costs written off in the period that would have been expensed in a prior period	62,717	7,187	335,429
Stock based compensation related to employee stock options vested during the year	-	629,258	700,053
Net loss in accordance with US GAAP	$(1,718,049)	$(1,695,819)	$(1,051,534)

	2006	2005	2004
Net loss per share - US GAAP	$(0.05)	$(0.07)	$(0.06)
Weighted average shares outstanding - US GAAP	33,991,092	25,684,831	18,082,282

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

11. MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Statement of Cash Flows in Accordance with US GAAP

	2006	2005		2004
Cash flows to operating activities
Net loss in accordance with US GAAP	$(1,718,049)		$(1,695,819)	$(1,051,534)

Adjustments to reconcile loss to net cash used by operating activities:
Amortization	34,937		27,597	11,238
Warrants issued for other than cash	15,378		18,300	70,020
Stock based compensation	715,415		265,542	101,386
Acquisition of investments for non cash proceeds	-		-	(88,000)
Loss on sale of equipment	420	-	-	-
Write-off of equipment	4,693		-	-
Gain on sale of investment	(241,938)		-	-
Change in non-cash working capital items:
Accounts receivable	1,765		(23,106)	(1,560)
Prepaid expenses	32,199		(59,851)	(9,766)
Accounts payable	(11,549)		53,998	22,404
	(1,166,729)		(1,413,309)	(945,812)

Cash flows from (to) investing activities
Proceeds on sale of investment	329,938		-	-
Proceeds on sale of equipment	350		-	-
Equipment	(27,475)		(87,928)	(61,030)
	302,813		(87,928)	(61,030)

Cash flows from financing activities
Issue of share capital	4,258,494		3,073,110	2,328,210
Share issue costs	(48,060)		(80,142)	-
	4,210,434		2,992,968	2,328,210

Increase in cash	$3,346,518		$1,491,731	$1,321,368

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

11.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

	2006	2005	2004
Shareholders’ equity - Canadian GAAP	$7,337,896	$4,122,293	$2,154,147
Mineral properties and deferred exploration expenditures (i)	(775,659)	(783,234)	(396,079)
Unrealized gains on available for sale securities (ii)	-	159,500	627,000

Shareholders’ equity – US GAAP	$6,562,237	$3,498,559	$2,385,068

	2006	2005
Mineral properties and deferred exploration expenditures – Canadian GAAP	$775,659	$783,234
Mineral properties and deferred exploration expenditures expensed per US GAAP	(775,659)	(783,234)
Mineral properties and deferred exploration expenditures – US GAAP	$-	$-

i)

Mineral Property Interests and Exploration Expenditures

Under Canadian GAAP, companies have the option to capitalize mineral property acquisition costs and exploration expenditures until such time as it is determined that further work is not warranted, at which point deferred property costs would be written off. In accordance with Emerging Issues Task Force (“EITF”) No. 04-02 – “Whether Mineral Rights are Tangible or Intangible Assets”, the Company has capitalized mineral property acquisition costs for United States GAAP.  Exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production.  At the Company’s current stage of exploration no economically recoverable reserves have been identified on any of its properties. Accordingly, under US GAAP, all mineral property acquisition costs have been capitalized and written down and all exploration costs are expensed as they are incurred.

ii)

Investments

The Company has no held-to-maturity debt securities or trading securities.  The Company’s investments are classified as available-for-sale investments and carried at cost for Canadian GAAP purposes.  For US GAAP purposes, holding gains and losses are reported as a separate component of shareholders equity until realized.

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

11.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

iii)

Stock Based Compensation

Effective September 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants’ (“CICA”) accounting standard in respect of stock based compensation, whereby the estimated fair value of non-cash, stock based payments to non-employees and direct awards of stock to employees is recorded as an expense using the fair value based method.  For all other non-cash stock-based employee compensation awards the Company used the permitted intrinsic value based method, which recognized compensation cost for awards to employees only when the market price exceeds the exercise price at the date of grant, but pro-forma disclosure of the loss and loss per share was required as if the fair value method has been adopted.  In September 2003 the CICA issued an amendment to the accounting standard requiring companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements.  The Company implemented this amended standard effective September 1, 2003, in accordance with the early adoption provisions of the new standard.  Under United States GAAP the Company accounts for all stock options granted to non-employees using the fair value method of accounting.  In respect of stock options granted to employees and directors the Company uses the intrinsic value-based method to measure compensation expense only when the market price exceeds the exercise price at the date of grant.  Had the Company elected to recognize stock-based compensation based on the estimated fair value of stock options granted, results would have been as follows:

August 31, 2006
Loss for the year – US GAAP	$(1,718,409)
Loss per share	(0.05)

August 31, 2005
Loss for the year – US GAAP	$(2,325,077)
Loss per share	(0.09)

August 31, 2004
Loss for the year – US GAAP	(1,751,587)
Loss per share	(0.10)

iv)

Cumulative Since Inception Disclosure

The Company has opted to not report such information for Canadian reporting and for US GAAP purposes; the Company is considered an exploration stage company.  Statement of Financial Accounting Standards No. 7 – “Accounting and Reporting by Development Stage Enterprises” requires the disclosure of cumulative-to-date information for each line item on the statements of operations and cash flow plus annual summaries of each component of shareholders’ equity since inception.  Under Canadian GAAP, Accounting Guideline “AcG 11 – Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants, does not require reporting of this information.  Had the consolidated financial statements been prepared in accordance with US GAAP such information would have been disclosed.

MIRANDA GOLD CORP.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 AUGUST 31, 2006 AND 2005

(Stated in Canadian Dollars)

11.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Continued)

v)   Recent United States Accounting Pronouncements

September 2006 – Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”  SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements.  SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors.  SAB No. 108 is effective for periods ending after November 15, 2006. The Company is currently evaluating the impact of adopting SAB No. 108 but does not expect that it will have a material effect on the consolidated financial statements.

September 2006 - FASB issued Statement No. 157, “Fair Value Measures”.  This Statement defines fair value, establishes a framework for measuring fair value in GAAP, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. Statement No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of Statement No. 157 will change current practice. Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact of Statement No. 157 but does not expect that it will have a material impact on the consolidated financial statements.

June 2006 - FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109.”  This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes.”  This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006.  The Company does not expect that the implementation of Statement No. 158 will have any material impact on its financial position and results of operations.

November 2005 - FASB issued Staff Position No. FSP (FASB Staff Position) FAS (Financial Accounting Standard) 115-1 – “The Meeting of Other-Than-Temporary Impairment and Its Application to Certain Investments”.  FAS FSP 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements.  FAS FSP 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted.  The Company has determined that the adoption of FAS FSP 115-1 does not have an impact on its results of operations or financial position.

Schedule 1

MIRANDA GOLD CORP.

CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES

AND DEFERRED EXPLORATION EXPENDITURES

YEAR ENDED AUGUST 31, 2006

(Stated in Canadian Dollars)

	MINERAL PROPERTIES					EXPLORATION EXPENDITURES
Property	Balance August 31 2005	Acquisition Costs	Option Payments Received	Write Off Of Interests	Balance August 31 2006	Balance August 31 2005	Additions/ Reimburse-ments	Expense Reimburse-ments	Option Payments Received	Write Off Of Interests	Balance August 31 2006

Sampson	$-	$1,730	$-	$(1,730)	$-	$-	$-	$-	$-	$-	$-
Troy	23,052	-	-	(23,052)	-	42,117	784	-	-	(42,901)	-
Redlich	-	20,617	(20,617)	-	-	5,397	2,926	-	(6,865)	-	1,458
Red Canyon	33,488	-	-	-	33,488	17,785	15,061	-	-	-	32,846
BPV	8,611	-	(8,611)	-	-	7,883	3,660	-	(11,543)	-	-
CONO	8,611	-	(8,611)	-	-	12,747	7,331	-	(15,565)	-	4,513
Coal Canyon	-	-	-	-	-	33,093	30,835	(34,107)	(1,247)	-	28,574
Red Hill	7,526	6,921	(14,447)	-	-	-	3,210	-	(1,655)	-	1,555
Fuse	63,342	-	(35,328)	-	28,015	55,950	252	(37,107)	-	-	19,095
JDW	21,717	-	-	(21,717)	-	20,600	997	-	-	(21,597)	-
ETTU	25,925	-	-	-	25,925	18,818	12,594	-	-	-	31,412
Horse Mountain	48,183	-	(35,328)	-	12,855	74,981	9,314	(20,461)	-	-	63,834
Dame	72,584	-	-	-	72,584	51,366	51,139	-	-	-	102,505
Iron Point	66,806	19,289	-	-	86,095	19,771	77,517	-	-	-	97,288
Angel Wing	42,140	13,124	-	-	55,264	741	34,256	-	-	-	34,997
PPM	-	10,468	-	-	10,468	-	28,840	-	-	-	28,840
Lookout	-	-	-	-	-	-	4,048	-	-	-	4,048

Total	$421,985	$72,149	$(122,941)	$(46,499)	$324,694	$361,249	$282,764	$(91,675)	$(36,875)	$(64,498)	$450,965

MIRANDA GOLD CORP.

CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES

AND DEFERRED EXPLORATION EXPENDITURES (Continued)

YEAR ENDED AUGUST 31, 2005

(Stated in Canadian Dollars)

	MINERAL PROPERTIES					EXPLORATION EXPENDITURES
	Balance		Option	Write	Balance	Balance			Option	Write	Balance
	August 31	Acquisition	Payments	Down Of	August 31	August 31		Expense	Payments	Down Of	August 31
Property	2004	Costs	Received	Interests	2005	2004	Additions	Reimbursements	Received	Interests	2005

Imperial Mines & Hercules	$-	$-	$-	$-	$-	$-	$4,678	$-	$-	$(4,678)	$-
Troy	15,403	7,649	-	-	23,052	27,305	14,812	-	-	-	42,117
Redlich	-	7,649	(7,649)	-	-	-	6,928	-	(1,531)	-	5,397
Bald Peak	24,505	-	-	(24,505)	-	7,187	201	-	-	(7,388)	-
Red Canyon	69,371	-	(35,883)	-	33,488	44,968	14,753	(6,502)	(35,434)	-	17,785
BPV	8,611	-	-	-	8,611	7,050	833	-	-	-	7,883
CONO	8,611	-	-	-	8,611	11,968	779	-	-	-	12,747
Coal Canyon	8,611	-	(8,611)	-	-	10,493	32,529	-	(9,929)	-	33,093
Red Hill	8,612	7,525	(8,611)	-	7,526	14,952	1,124	(2,639)	(13,437)	-	-
Fuse	33,549	29,793	-	-	63,342	46,500	9,450	-	-	-	55,950
JDW	13,826	7,891	-	-	21,717	16,331	4,269	-	-	-	20,600
ETTU	6,514	19,411	-	-	25,925	11,712	7,106	-	-	-	18,818
Horse Mountain	-	48,183	-	-	48,183	-	74,981	-	-	-	74,981
Dame	-	72,584	-	-	72,584	-	51,366	-	-	-	51,366
Iron Point	-	66,806	-	-	66,806	-	19,771	-	-	-	19,771
Angel Wing	-	42,140	-	-	42,140	-	741	-	-	-	741

Total	$197,613	$309,631	$(60,754)	$(24,505)	$421,985	$198,466	$244,321	$(9,141)	$(60,331)	$(12,066)	$361,249